UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated October 26, 2007.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2007

AND YEAR TO DATE RESULTS

THIRD QUARTER Revenues Up 4.8%, Operating Income Increased 8.3%, EBITDA (1) Up 5.5%, Net Income Increased 6.0% to US$0.31 per ADR YEAR TO DATE Revenues Up 8.0%, Operating Income Increased 26.4%, EBITDA (1) Up 16.1%, Net Income Increased 23.8% to US$1.33 per ADR

(Santiago, Chile, October 26, 2007) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and full year ended September 30, 2007. All US dollar figures are based on the exchange rate effective September 30, 2007 (US$1.00 = Ch$511.23).

COMMENTS FROM THE CEO

We are pleased with the results obtained during the third quarter of 2007. Consolidated volumes increased 4.1% resulting in an expansion in revenues of 4.8% and growth in operating income of 8.3%. This had a 6.0% impact on the company’s bottom line and also implied a 5.5% increase in EBITDA. These results are especially significant if we take into consideration a much colder winter season this year, as well as a high base of comparison from last year when operating income grew by 47.6% and EBITDA by 23.0%.

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

The Chilean beer segment demonstrated good performance during this period, growing its operating income by 4.7%, mainly explained by 3.1% higher volumes, as well as strong control over expenses, which served to offset certain costs pressures during the quarter. During September, we increased nominal prices by 6.5% to partially compensate inflation effects and higher raw material and energy costs.

The Argentine beer business grew its volumes by 6.8% and its revenues by 21.6% in US dollar terms. Nevertheless, operating income decreased during the quarter mainly due to higher raw material, energy and personnel costs. During August, we increased nominal prices to partially offset the rising cost scenario.

During the quarter, the soft drinks, nectar and mineral water segment grew its operating income by 26.8%, mainly as a consequence of lower per unit costs. Nectar continued its steadily growth in sales, increasing volumes by 15.8%.

The wine business also showed a positive evolution during the quarter, improving operating results by 32.7%, mainly due to lower raw material costs, and higher volumes in all of its business divisions. In September, nominal prices were increased in the domestic market. Viña San Pedro S.A. (VSP) will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continuously improve its results.

The spirits category evolved nicely during the quarter, improving its operating results by 150.9% as a consequence of Compañía Pisquera de Chile’s (CPCh) focus on premium pisco products and cocktails, in addition to an excellent performance of its imported rum “Sierra Morena” following its launching to the market last May.

Finally, on October 4th, we executed an agreement to purchase the Argentine brewery ICSA, subject to prior approval by the Argentine Antitrust Commission. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represents approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'07 Total revenues increased 4.8% to Ch$137,387 million (US$268.7 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 6.8% in beer Argentina, 3.1% in beer Chile, 10.5% in the wine business, 2.3% in the soft drinks segment and 6.1% in spirits. The increase in average prices is explained by higher prices in the spirits, Argentine wine and soft drinks segments, partially offset by lower prices in the domestic wine, nectars and mineral water businesses.

YTD Accumulated revenues increased 8.0% and amounted to Ch$429,753 million (US$840.6 million).

Revenues by segment

	Q3 (US$ million)
	2006		2007		% Chg.
Beer - Chile	93,9	36,6%	96,9	36,1%	3,3%
Beer - Argentina	24,5	9,5%	24,5	9,1%	0,0%
Soft Drinks & Mineral Water	68,4	26,7%	70,7	26,3%	3,4%
Wine	43,9	17,1%	48,5	18,0%	10,5%
Spirits	20,7	8,1%	23,2	8,6%	11,8%
Others	5,0	2,0%	4,9	1,8%	-1,9%
TOTAL	256,4	100,0%	268,7	100,0%	4,8%

	Year to Date (US$ million)
	2006		2007		% Chg.
Beer - Chile	303,4	39,0%	323,1	38,4%	6,5%
Beer - Argentina	76,6	9,8%	89,2	10,6%	16,5%
Soft Drinks & Mineral Water	215,1	27,6%	229,0	27,2%	6,5%
Wine	118,9	15,3%	128,6	15,3%	8,1%
Spirits	49,6	6,4%	55,5	6,6%	11,9%
Others	15,0	1,9%	15,3	1,8%	2,2%
TOTAL	778,5	100,0%	840,6	100,0%	8,0%

GROSS PROFIT

Q3'07 Increased 5.1% to Ch$68,907 million (US$134.8 million) as a result of 4.8% higher revenues, partially offset by a 4.6% higher cost of goods sold, which amounted to Ch$68,479 million (US$133.9 million). The increase in cost of goods sold is explained by higher costs in all business segments. In Q3'07, the gross profit margin, as a percentage of sales, increased from 50.0% to 50.2%.

YTD  Increased 9.8%, amounting to Ch$223,119 million (US$436.4 million). The consolidated gross margin increased 0.8 percentage points to 51.9%.

OPERATING RESULTS

Q3'07 Amounted to Ch$17,006 million (US$33.3 million), 8.3% higher than Q3'06, mainly due to 5.1% higher gross profit, partially offset by higher selling, general and administrative (SG&A) expenses. SG&A expenses increased 4.0%, reaching Ch$51,901 million (US$101.5 million) in Q3'07, mainly due to higher SG&A expenses associated with the wine, soft drinks, spirits and beer Chile businesses. SG&A expenses, as a percentage of sales, decreased from 38.1% in Q3'06 to 37.8% in Q3'07. The consolidated operating margin for the period increased from 12.0% to 12.4%.

YTD  Increased 26.4%, amounting to Ch$63,844 million (US$124.9 million). The consolidated operating margin increased 2.2 percentage points to 14.9%.

  *Does not include Beer Argentina, that had a negative operating income.

Operating Income and Operating Margin by Segment

	Q3
	Operating Income (US$ million)			Operating Margin
	2006	2007	% Chg	2006	2007
Beer - Chile	20,7	21,7	4,7%	22,0%	22,3%
Beer - Argentina	0,9	-0,6	NM	3,7%	-2,3%
Soft Drinks & Mineral Water	3,8	4,8	26,8%	5,5%	6,7%
Wine	3,5	4,7	32,7%	8,0%	9,6%
Spirits	1,0	2,5	150,9%	4,9%	11,0%
Others	0,8	0,2	-76,2%	16,2%	3,9%
TOTAL	30,7	33,3	8,3%	12,0%	12,4%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2006	2007	%Chg	2006	2007
Beer - Chile	75,7	85,8	13,3%	25,0%	26,6%
Beer - Argentina	2,4	3,0	25,2%	3,2%	3,4%
Soft Drinks & Mineral Water	14,8	19,7	33,3%	6,9%	8,6%
Wine	2,8	9,0	225,6%	2,3%	7,0%
Spirits	0,4	4,4	1002,5%	0,8%	8,0%
Others	2,7	2,9	6,9%	18,2%	19,0%
TOTAL	98,8	124,9	26,4%	12,7%	14,9%

EBITDA

Q3'07 Increased 5.5% to Ch$27,955 million (US$54.7 million) compared to Q3'06, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 0.1 percentage points higher than in Q3'06, reaching 20.3%.

YTD   Increased 16.1%, to Ch$97,037 million (US$189.8 million). The EBITDA margin increased 1.6 percentage points to 22.6%.

EBITDA by Segment

	Q3
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	29,8	31,0	4,0%	31,8%	32,0%
Beer - Argentina	3,8	2,0	-48,1%	15,7%	8,1%
Soft Drinks & Mineral Water	8,8	9,7	10,7%	12,9%	13,8%
Wine	6,3	7,5	19,0%	14,3%	15,4%
Spirits	1,6	3,3	110,5%	7,6%	14,3%
Others	1,5	1,1	-23,8%	29,3%	22,8%
TOTAL	51,8	54,7	5,5%	20,2%	20,3%

	Year to Date
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	104,0	114,1	9,7%	34,3%	35,3%
Beer - Argentina	11,4	11,6	1,8%	14,9%	13,0%
Soft Drinks & Mineral Water	30,4	34,4	13,0%	14,1%	15,0%
Wine	11,0	17,6	59,9%	9,3%	13,7%
Spirits	2,0	6,7	233,2%	4,1%	12,1%
Others	4,7	5,4	15,3%	31,2%	35,2%
TOTAL	163,5	189,8	16,1%	21,0%	22,6%

NON-OPERATING RESULTS

Q3'07  Decreased Ch$1,146 million (US$2.2 million) compared to the same quarter last year, from a loss of Ch$3,255 million (US$6.4 million) to a loss of Ch$4,401 million (US$8.6 million). The decrease in non-operating results is mainly explained by:

  Net interest expenses, which grew from Ch$1,680 million (US$3.3 million) in Q3'06 to Ch$2,081 million (US$4.1 million) in Q3'07, mainly due to negative real interest rates earned on deposits, as a consequence of higher inflation rates.

  Foreign currency exchange results, which decreased from a gain of Ch$30 million (US$0.1 million) to a loss of Ch$361 million (US$0.7 million), due to the appreciation of the Chilean peso.

  Price level restatement, which decreased from a loss of Ch$848 million (US$1.7 million) to a loss of Ch$1,081 million (US$2.1 million), due to higher inflation rates.

YTD   Decreased from a loss of Ch$6,642 million (US$13.0 million) to a loss of Ch$10,432 million (US$20.4 million).

NET INCOME

Q3'07 Increased 6.0% from Ch$9,454 million (US$18.5 million) to Ch$10,021 million (US$19.6 million), mainly due to higher operating results and lower income taxes, partially offset by lower non-operating results and higher minority interest charges.

YTD  Increased 23.8% from Ch$34,916 million (US$68.3 million) to Ch$43,210 million (US$84.5 million), mainly due to improved operating results and lower income taxes, partially offset by lower non-operating results.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the “Others” business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q3'07.)

BEER CHILE

Revenues increased 3.3% to Ch$49,558 million (US$96.9 million), as a result of 3.1% higher sales volumes.

Operating Income increased 4.7% to Ch$ 11,074 million (US$21.7 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. Cost of goods sold increased 4.5% to Ch$20,059 million (US$39.2 million), mainly due to rising energy costs and higher direct costs as a consequence of increases in raw material costs and a higher mix of one-way products, partially offset by an adjustment related to warranties on bottles. As a percentage of sales, cost of goods sold increased from 40.0% in Q3'06 to 40.5% in Q3'07. SG&A expenses increased 1.2% to Ch$18,425 million (US$36.0 million) mainly due to higher distribution expenses. As a percentage of sales, SG&A expenses decreased from 37.9% in Q3'06 to 37.2% in Q3'07, reflecting a strong control over expenses. The operating margin increased from 22.0% in Q3'06 to 22.3% in Q3'07.

EBITDA increased 4.0% to Ch$15,859 million (US$31.0 million), while the EBITDA margin was 32.0% of sales, 0.2 percentage points higher than in Q3'06.

Comments Sales volumes continued performing well, especially considering the high base of comparison in the third quarter of last year, when volumes increased by 22.1%. Cristal Black Lager, launched last April, continued selling exceptionally well. Nominal prices were increased 6.5% during September to partially offset inflation effects and higher raw material and energy costs.

BEER ARGENTINA

Revenues measured in Chilean pesos stayed almost constant at Ch$12,513 million (US$24.5 million), mainly due to 6.8% higher sales volumes offset by 7.2% lower prices. In US dollar terms, revenues increased 21.6% and prices 13.9%.

Operating Income measured in Chilean pesos decreased from a gain of Ch$467 million (US$0.9 million) in Q3'06 to a loss of Ch$287 million (US$0.6 million) in Q3'07, as a result of higher cost of good sold and flat revenues. Cost of goods sold increased 12.3%, reaching Ch$7,002 million (US$13.7 million) this quarter mainly due to higher direct costs and additional costs associated with production at the Luján brewery. As a percentage of sales, cost of goods sold increased from 49.8% to 56.0%. SG&A expenses, measured in Chilean pesos, were almost constant decreasing 0.2% from Ch$5,810 million (US$11.4 million) to Ch$5,797 million (US$11.3 million). As a percentage of sales, SG&A expenses decreased from 46.4% to 46.3%. The operating margin decreased from a positive 3.7% in Q3'06 to a negative 2.3% in Q3'07. In US dollar terms, our subsidiary in Argentina decreased its operating results by US$1.2 million.

EBITDA decreased 48.1% from Ch$1,960 million (US$3.8 million) to Ch$1,017 million (US$2.0 million) this quarter, while the EBITDA margin decreased from 15.7% to 8.1% in Q3'07. In US dollar terms, our subsidiary in Argentina decreased its EBITDA by US$1.1 million.

Comments The profitability of this segment was affected by higher raw material, energy and personnel costs. Prices increased from US$45 per HL in Q3'06 to US$51 per HL in Q3'07, partially explained by the nominal price increase carried out during August, to offset in part this rising cost scenario. On October 4th, the Company executed an agreement to purchase the Argentine brewery ICSA, subject to prior approval by the Argentine Antitrust Commission. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represents approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 millions hectoliters per year. Worth noting is that the results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of September 2007 converted to Chilean pesos at the exchange rate of September 30, 2007, minus the results in US dollars as of June 2007 converted to Chilean pesos at the exchange rate of June 30, 2007, the latter adjusted by the Chilean Q3'07 inflation rate.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 3.4% to Ch$36,152 million (US$70.7 million), due to 2.3% and 1.1% higher sales volumes and average prices, respectively.

Operating Income increased 26.8% to Ch$2,432 million (US$4.8 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 1.7% to Ch$17,672 million (US$34.6 million) during Q3'07, mainly due to higher energy costs and a lower adjustment related to warranties on bottles, partially offset by lower direct costs. As a percentage of sales, cost of goods sold decreased from 49.7% to 48.9%. SG&A expenses increased 2.5% to Ch$16,048 million (US$31.4 million), mainly due to higher distribution and marketing expenses. As a percentage of sales SG&A expenses decreased from 44.8% to 44.4%. The operating margin increased from 5.5% in Q3'06 to 6.7% this quarter.

EBITDA increased 10.7% to Ch$4,977 million (US$9.7 million), while the EBITDA margin was 13.8% of sales, 0.9 percentage points higher than in Q3'06.

Comments Nectar performance continued very strong during the quarter, growing its sales volumes by 15.8%. Nevertheless, mineral water sales volumes were affected by a decrease in the flavored water segment.

WINE

Revenues increased 10.5% to Ch$24,795 million (US$48.5 million). Factoring out the sales of bulk wine, revenues grew 9.3%, due to 10.5% higher volumes, partially offset by 1.1% lower average prices.

Operating Income increased 32.7% from Ch$1,799 million (US$3.5 million) to Ch$2,388 million (US$4.7 million) in Q3'07, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 4.4% from Ch$14,665 million (US$28.7 million) in Q3'06 to Ch$15,312 million (US$30.0 million) this quarter, mainly due to higher sales volumes. As a percentage of sales, cost of goods sold decreased from 65.4% in Q3'06 to 61.8% in Q3'07, mainly due to lower raw material costs per unit. SG&A expenses increased 18.7% to Ch$7,095 million (US$13.9 million), mainly due to higher marketing and general expenses. As a percentage of sales, SG&A expenses increased from 26.6% to 28.6%. Accordingly, the operating margin improved from 8.0% in Q3'06 to 9.6% in Q3'07.

EBITDA increased 19.0% to Ch$3,829 million (US$7.5 million) in Q3'07, while the EBITDA margin improved from 14.3% to 15.4%.

Comments The profitability of this segment improved during the quarter, with higher sales volumes in Chile and Argentina, lower costs of raw materials and higher export prices in dollar terms. In the domestic market, in September, nominal prices were increased around 5% to partially offset higher inflation and higher wine costs expected for the next harvest. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continue improving its results.

SPIRITS

Revenues increased 11.8% to Ch$11,851 million (US$23.2 million), mainly due to 5.4% higher average prices and 6.1% higher volumes, as a consequence of the sale of imported rum.

Operating Income improved 150.9% from Ch$518 million (US$1.0 million) to Ch$1,300 million (US$2.5 million) in Q3'07, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 1.6% to Ch$6,517 million (US$12.7 million) mainly due to higher sales. As a percentage of sales, cost of goods sold decreased from 60.5% to 55.0%, mainly due to lower raw material costs per unit. SG&A expenses increased 10.0% to Ch$4,033 million (US$7.9 million) due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses decreased from 34.6% to 34.0%. Accordingly, the operating margin increased from 4.9% in Q3'06 to 11.0% in Q3'07.

EBITDA increased 110.5% from Ch$807 million (US$1.6 million) to Ch$1,699 million (US$3.3 million), while the EBITDA margin increased from 7.6% to 14.3%.

Comments Profitability of this segment continues improving as a consequence of CPCh focus on premium pisco products and cocktails, in addition to an excellent performance by its imported rum "Sierra Morena" following its launching to the market last May.

(Five exhibits to follow)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Compañía Cervecerías Unidas S.A.

     (United Breweries Company, Inc.)

/s/ Ricardo Reyes

        Chief Financial Officer

Date: November 9, 2007